Exhibit 99.2

PERDIGÃO S.A.

A PUBLIC COMPANY

CNPJ/MF 01.838.723/0001-27

MINUTES OF THE 44TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: April 11 2008 at 5:00 p.m. at Avenida Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1. MERGER OF ELEVA: In view of the proposal for the merger of Eleva Alimento S.A. (“Eleva”) by the Company and the increase in capital of Perdigão Agroindustrial S.A. (“Agroin”) with the corporate stakes that shall be held by the Company in certain controlled companies following the merger of Eleva, the Board has resolved to approve: (a) the engagement, ad referendum of the General Shareholders’ Meeting, of the company Deloitte Touche Tohmatsu Auditores Independentes for the preparation of the book valuation of Eleva, based on the audited balance sheet of December 31 2007; (b) the proposal for the merger of Eleva by the Company (“Merger”), which shall be submitted for approval by the General Shareholders’  Meeting; (c) the terms and conditions of the “Protocol and Justification for the Merger of Eleva Alimentos S.A. by Perdigão S.A.”, to be signed by the Managements of Eleva and the Company, as of this date (Annex I);  (d) the proposal for increasing the capital stock of Agroin, through the transfer of the corporate stakes which shall be held by the Company following the Merger in the following companies: (i) Avipal Nordeste S.A., (ii) Avipal S.A. Alimentos, (iii) Avipal S. A. Construtora e Incorporadora, (iv) Avipal Centro Oeste S. A. and (v) Establecimientos Levino Zaccardi y Cia. S.A.; (e) the engagement of Deloitte Touche Tohmatsu Auditores Independentes to prepare the book valuation of Avipal Nordeste S.A., and of Born & Hallmann Auditores Associados for the preparation of the book valuation of Avipal S.A. Alimentos, Avipal S. A. Construtora e Incorporadora, Avipal Centro Oeste S. A. and Establecimientos Levino Zaccardi y Cia. S.A., pursuant to Article 8 of the Corporation Act, to be prepared on the basis of the balance sheet of March 31 2008 of the said companies; (f) the convening of the extraordinary general shareholders meeting  (i) of the Company and Eleva for deliberation on the Merger, and (ii) of Agroin for deliberation on the increase in capital through the transfer of corporate stakes; and (g) authorize the Company’s Officers to practice all acts necessary to execution of the matters approved herein. 2. Proposals to O/EGM: The Board, jointly with the Fiscal Council, resolved to submit the proposals for approval to the Ordinary and Extraordinary General Shareholders’ Meeting, to be held on April 30 2008. 3. Interest on Shareholders’ Equity: Jointly with the Fiscal Council, the Board resolved to submit for approval the payment of interest on shareholders’ equity for the amount of R$0.37 (thirty-seven cents) per share, totaling R$ 76,415,218.66 (seventy-six million, four hundred and fifteen thousand, two hundred and eighteen, sixty-six cents), subject to federal withholding tax, with the exception of shareholders either tax-exempt or immune, for the 206,527,618 shares trading in the market. The date of record shall be April 22 2008 and the shares shall trade ex-interest on shareholders’ equity rights as from April 23 2008. The payout, ad referendum of the General Shareholders’ Meeting, shall be effected as follows: (i) on August 29 2008, R$ 0.25 (twenty-five cents) per share, amounting to a total of R$ 51,631,904.50 (fifty-one million, six hundred and thirty-one thousand, nine hundred and four Reais and fifty cents); and (ii) on February 27 2009, R$ 0.12

(twelve cents) per share, totaling R$ 24,783,314.16 (twenty-four million, seven hundred and eighty-three thousand, three hundred and fourteen Reais, sixteen cents). CONCLUSION: These minutes having been drafted, read and approved, were signed by the participants of the meeting.

NILDEMAR SECCHES	NEY ANTONIO FLORES SCHWARTZ
President	Secretary

FRANCISCO FERREIRA ALEXANDRE	DÉCIO DA SILVA

LUÍS CARLOS FERNANDES AFONSO	MAURÍCIO NOVIS BOTELHO

MANOEL CORDEIRO SILVA FILHO	JAIME HUGO PATALANO